                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             FOREST OIL CORPORATION
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $.10 par value
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   346091101
                              --------------------
                                 (CUSIP Number)

Craig D. Slater                                 Drake S. Tempest, Esq.
The Anschutz Corporation                        O'Melveny & Myers
2400 Anaconda Tower                             The Citicorp Center
555 Seventeenth Street                          153 East 53rd Street, 54th Floor
Denver, Colorado  80202                         New York, New York 10022-4611
(303) 298-1000                                  (212) 326-2000
- -------------------------------------------------------------------------------


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 27, 1995
                -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

          Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
- -----------------------------------
          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number  346091101
             -----------

- ------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              The Anschutz Corporation
              84-0511138
- ------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                  (a) /x/

                                                                  (b) / /
- ------------------------------------------------------------------------------
3         SEC USE ONLY

- ------------------------------------------------------------------------------
4         SOURCE OF FUNDS

              WC
- ------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      / /

- ------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

              Kansas
- ------------------------------------------------------------------------------
NUMBER OF     7          SOLE VOTING POWER
SHARES                                                          0
                         -----------------------------------------------------
BENEFICIALLY  8          SHARED VOTING POWER
OWNED BY                                               55,694,444
                         -----------------------------------------------------
EACH REPORT-  9          SOLE DISPOSITIVE POWER
ING PERSON                                                      0
                         -----------------------------------------------------
WITH          10         SHARED DISPOSITIVE POWER
                                                       55,694,444
                         -----------------------------------------------------
- ------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            55,694,444
- ------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                     / /
- ------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             66.1%
- ------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

            CO


- ------------------------------------------------------------------------------


                               Page 2 of 11 Pages

- ------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Anschutz Company
              84-1179412
- ------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                  (a) /x/

                                                                  (b) / /
- ------------------------------------------------------------------------------
3         SEC USE ONLY

- ------------------------------------------------------------------------------
4         SOURCE OF FUNDS

              WC
- ------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      / /

- ------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
- ------------------------------------------------------------------------------
NUMBER OF     7          SOLE VOTING POWER
SHARES                                                     0
                         -----------------------------------------------------
BENEFICIALLY  8          SHARED VOTING POWER
OWNED BY                                          55,694,444
                         -----------------------------------------------------
EACH REPORT-  9          SOLE DISPOSITIVE POWER
ING PERSON                                                 0
                         -----------------------------------------------------
WITH         10          SHARED DISPOSITIVE POWER
                                                  55,694,444
                         -----------------------------------------------------
- ------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             55,694,444
- ------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                     / /
- ------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             66.1%
- ------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

            CO
- ------------------------------------------------------------------------------

                             Page 3 of 11 Pages

- ------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Philip F. Anschutz
              ###-##-####
- ------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                  (a) /x/

                                                                  (b) / /
- ------------------------------------------------------------------------------
3         SEC USE ONLY

- ------------------------------------------------------------------------------
4         SOURCE OF FUNDS

              WC
- ------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      / /

- ------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
- ------------------------------------------------------------------------------
NUMBER OF     7          SOLE VOTING POWER
SHARES                                                     0
                         -----------------------------------------------------
BENEFICIALLY  8          SHARED VOTING POWER
OWNED BY                                          55,694,444
                         -----------------------------------------------------
EACH REPORT-  9          SOLE DISPOSITIVE POWER
ING PERSON                                                 0
                         -----------------------------------------------------
WITH         10          SHARED DISPOSITIVE POWER
                                                  55,694,444
                         -----------------------------------------------------
- ------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             55,694,444
- ------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                     / /
- ------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             66.1%
- ------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

            IN
- ------------------------------------------------------------------------------

                             Page 4 of 11 Pages

          This Amendment No. 1 to Schedule 13D (the "Schedule 13D"), which was filed on May 26, 1995 by The Anschutz Corporation ("TAC"), Anschutz Company ("AC") and Philip F. Anschutz ("Anschutz"), and which relates to shares of Common Stock, par value $.10 per share ("Common Stock"), of Forest Oil Corporation (the "Company"), hereby amends Items 3, 4, 5 and 7 of the Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The information previously furnished in response to this item is amended to read as follows:

          As of July 27, 1995, TAC has paid to Company an aggregate consideration of $45,000,000 to acquire 18,800,000 shares of Common Stock, 620,000 shares of Second Series Convertible Preferred Stock convertible into 6,200,000 shares of Common Stock, warrants for 19,444,444 shares of Common Stock and an option to purchase 11,250,000 shares of Common Stock, all as more particularly described below. The funds for the acquisition of the foregoing securities were provided by TAC's cash holdings and short-term investments.


ITEM 4.   PURPOSE OF TRANSACTION

          The information previously furnished in response to this item is amended to add the following:

          The following summary and description of the transactions contemplated by the Purchase Agreement, the Purchaser Registration Rights Agreement, the Shareholders Agreement (as defined below) and certain other documents referred to therein does not purport to be a complete summary or description thereof and is subject to and qualified in its entirety by reference to the Purchase Agreement (including the exhibits attached thereto), the Purchaser Registration Rights Agreement, the Shareholders Agreement (a copy of which is attached to this Amendment No. 1 as Exhibit 5) and to the other documents referred to below.

              A. As contemplated by Section 1.1 of the Purchase Agreement, on July 27, 1995:

                  (1) The Company sold to TAC 5,500,000 shares of Common Stock (the "PURCHASER NOTE CONVERSION SHARES") upon TAC's conversion of a $9,900,000 nonrecourse secured convertible promissory note (in the form attached to the Schedule 13D as Exhibit 2, the "PURCHASER NOTE"). The sale of the Purchaser Note Conversion Shares and the payment of accrued interest on


                               Page 5 of 11 Pages
          the Purchaser Note by the Company constituted a full satisfaction the Company's obligations to TAC under the Purchaser Note. Upon such satisfaction in full of the Company's obligations under the Purchaser Note, TAC released all liens against and security interests in the collateral which had theretofore secured such obligations.

                  (2) The Company sold to TAC (i) 13,300,000 shares of Common Stock at a price of $1.80 per share (the "PURCHASER ADDITIONAL SHARES") and (ii) 620,000 shares of Second Series Convertible Preferred Stock, $.01 par value per share, of the Company (the "PURCHASER PREFERRED SHARES") at a price of $18.00 per Purchaser Preferred Share, which Purchaser Preferred Shares were issued pursuant to a Certificate of Amendment to the Certificate of Incorporation of the Company (substantially in the form of Exhibit H to the Purchase Agreement, the "CERTIFICATE"), and upon the conversion of which the Company shall issue, sell and deliver to TAC or its assign up to 6,200,000 shares of Common Stock (as such number of shares may be adjusted pursuant to the Certificate, the "PURCHASER PREFERRED CONVERSION SHARES"), which conversion may be made from time to time on or before July 27, 2000 but which in any event shall be made on such date.

                  (3) The Company sold to TAC, without separate consideration, transferable warrants (substantially in the form attached as Exhibit I to the Purchase Agreement, the "TRANCHE A WARRANTS"), upon the exercise of which in accordance with terms thereof, the Company shall sell, issue and deliver to or at the order of the holder thereof up to 19,444,444 shares of Common Stock (as such number of shares may be adjusted pursuant to the terms of the Tranche A Warrants, the "TRANCHE A WARRANT SHARES") on or before January 27, 1997 (or, upon the occurrence of certain events specified in the Tranche A Warrants, July 27, 1998) at an exercise price of $2.10 per Tranche A Warrant Share (as such price per share may be adjusted pursuant to the terms of the Tranche A Warrants), payable in cash.

              B. As contemplated by Section 1.2 of the Purchase Agreement, concurrently with the execution and delivery of the Purchase Agreement, the Company and Joint Energy Development Investments Limited Partnership ("JEDI") entered into a Restructure Agreement (the "JEDI RESTRUCTURE AGREEMENT"), with respect to the restructuring of the terms of approximately $62,100,000 principal amount of indebtedness outstanding under the Loan Agreement dated as of December 28, 1993 between JEDI and the Company (as amended or modified and as further amended or modified, the "JEDI LOAN AGREEMENT"), pursuant to which, among other things, on July 27, 1995:


                               Page 6 of 11 Pages

                  (1) The Company and JEDI executed and delivered a Second Amendment to Loan Agreement (the "JEDI SECOND AMENDMENT").

                  (2) The Company issued to JEDI the Tranche B Warrants attached thereto (substantially in the form attached as Exhibit L to the Purchase Agreement, the "TRANCHE B WARRANTS"), upon the exercise of which in accordance with the terms thereof the Company shall sell, issue and deliver to JEDI up to 11,250,000 shares of Common Stock (as such number of shares may be adjusted pursuant to the terms of the Tranche B Warrants, the "TRANCHE B WARRANT SHARES") from time to time not later than December 31, 2002 (or, upon the occurrence of certain events specified in the Tranche B Warrants, on a date determined in accordance with the Tranche B Warrants that shall not be earlier than July 27, 1998) at a price of $2.00 per Tranche B Warrant Share, payable either in cash or, in accordance with the terms of the Tranche B Warrants, by application of the unpaid principal amount of certain indebtedness referred to in the JEDI Second Amendment as the Tranche B Loan.

                  (3) The Company and JEDI entered into a Registration Rights Agreement (substantially in the form attached as Exhibit B to the Purchase Agreement, the "JEDI REGISTRATION RIGHTS AGREEMENT").

                  (4) JEDI granted to TAC, without separate consideration, a transferable option (the "JEDI/PURCHASER OPTION") to purchase from JEDI in one or more transactions from time to time not later than July 27, 1998 the Tranche B Warrant Shares at a price per Tranche B Warrant Share that is equal to the lesser of (1) $2.00 as increased at the rate of 18% per annum from July 27, 1995 to the date of the acquisition and (2) $3.10, in each case as such price per share may be adjusted pursuant to the terms of the JEDI/Purchaser Option.

              C. As contemplated by Section 1.1(a)(2) of the Purchase Agreement, the Company and TAC entered into a Registration Rights Agreement (in the form attached to the Schedule 13D as Exhibit 3, the "PURCHASER REGISTRATION RIGHTS AGREEMENT") on May 19, 1995 pursuant to which, among other things, TAC will have the right on four occasions to cause the Company on or after April 19, 1995 (the "EFFECTIVE DATE") and to and including the date that is the tenth anniversary of the Effective Date to register the Purchaser Note Conversion Shares, the Purchaser Additional Shares, the Purchaser Preferred Conversion Shares, the Tranche A Warrant Shares and the Tranche B Warrant Shares (collectively, the "PURCHASER SHARES") under the Securities Act of 1933, as amended (the "SECURITIES ACT").


                               Page 7 of 11 Pages

              D. As contemplated by Section 1.1(b)(2) of the Purchase Agreement, on July 27, 1995, the Company and TAC entered into a Shareholders Agreement substantially in the form attached to the Purchase Agreement as Exhibit J (in the form attached to this Amendment No. 1 as Exhibit 5, the "SHAREHOLDERS AGREEMENT") that, for a period of five years, provides for the following, among other things:

                  (1) Subject to certain exceptions, TAC is required to vote all equity securities of the Company owned by TAC having voting power in excess of 19.99% of the aggregate voting power of the equity securities of the Company then outstanding in the same proportion as all other equity securities of the Company voted with respect to the matter are voted.

                  (2) Three persons designated by TAC may serve as directors of the Company (of which there shall be no more than ten at any time).

                  (3) Subject to certain exceptions, TAC is prohibited from acquiring any securities (whether pursuant to the conversion of the Purchaser Preferred Shares, the exercise of the Tranche A Warrants, the exercise of the JEDI/Purchaser Option, or otherwise) if as a result of such acquisition TAC would beneficially own more than 40% of the shares of Common Stock then issued and outstanding.

          Reference is made to the Schedule 13D for a more detailed summary and description of the Shareholders Agreement.

              E. As contemplated by Section 6.1(b)(3) of the Purchase Agreement, on July 27, 1995, the Company and Mellon Securities Trust Company, as rights agent, entered into Amendment No. 1 ("AMENDMENT NO. 1") to that certain Rights Agreement dated as of October 14, 1993 (the "RIGHTS AGREEMENT").
Pursuant to Amendment No. 1, it was agreed that, notwithstanding any other provision of the Rights Agreement, (1) the execution and delivery of one or more Transaction Documents or the conclusion of one or more of the Transactions (including, without limitation, (a) the acquisition by TAC or any of its Affiliates (as defined in the Purchase Agreement) of the Purchaser Note, the Purchaser Note Conversion Shares, the Purchaser Additional Shares, the Purchaser Preferred Shares, the Purchaser Preferred Conversion Shares, the Tranche A Warrants, the Tranche A Warrant Shares, the JEDI/Purchaser Option, the Tranche B Warrants, the Tranche B Warrant Shares and such other shares and securities as may be acquired by TAC or any of its Affiliates pursuant to the terms of the Purchaser Note, the Purchaser Preferred Shares (or the Certificate), the Tranche


                               Page 8 of 11 Pages

A Warrants, the JEDI/Anschutz Option or the Tranche B Warrants and (b) the "beneficial ownership" (as defined in the Rights Agreement) by any of TAC and its Affiliates of any of the foregoing) will not cause or permit the Rights (as defined in the Rights Agreement) to become exercisable, the Rights to be separated from the stock certificates to which they are attached or any provision of the Rights Agreement to apply to TAC or any other person by reason of or in connection with the Transaction Documents or the Transactions, including, without limitation, the designation of TAC or any other person as an Acquiring Person (as defined in the Rights Agreement), the occurrence of a Distribution Date (as defined in the Rights Agreement) and the occurrence of a Shares Acquisition Date (as defined in the Rights Agreement), and (2) for purposes of the Rights Agreement, none of TAC and its Affiliates shall at any time be deemed to be the Beneficial Owner (as defined in the Rights Agreement) of the Shares of Common Stock and other securities referred to in the preceding clause (1), PROVIDED, HOWEVER, that Amendment No. 1 shall not effect any amendment of the Rights Agreement with respect to the acquisition or beneficial ownership of Voting Securities (as defined in the Rights Agreement) that are not referred to in the preceding clause (1) that may be acquired or owned beneficially by any of TAC and its Affiliates from time to time (other than Voting Securities acquired pursuant to or in connection with, or benefically owned as a result of, the payment of a dividend on or a split-up, merger, reclassification, recapitalization, reorganization, combination, subdivision, conversion, exchange of shares or the like with respect to such Voting Securities).

              F. As contemplated by Section 2.1 of the Shareholders Agreement, on July 27, 1995:

                  (1) The Board of Directors of the Company amended its bylaws to provide for, among other things, the reduction of the number of directors of the Company from twelve to ten, and of the minimum number of directors per class of directors from three to two, and the formation of a Nomination Committee.

                  (2) Contemporaneously with such amendment, the Board of directors accepted the resignations of Harold D. Hammar, John C. Dorn, Jeffrey W. Miller and Austin M. Buetner from the Board of Directors.

                  (3) Upon the acceptance of such resignations, the Board of Directors, in acccordance with its authority under the bylaws (as amended), elected as members of the Board of Directors each of Anschutz, Craig D. Slater and Drake S. Tempest, who were designated by TAC for such purpose. Additionally,


                               Page 9 of 11 Pages

          Anschutz was appointed as a member of the newly-formed Nominations Committee, Craig D. Slater was appointed as a member of each of the Executive Committee and the Audit Committee, and Drake S. Tempest was appointed as a member of the Compensation Committee.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              The information previously furnished in response to this item is amended to read as follows:

              TAC is the direct beneficial owner, and AC and Anschutz are indirect beneficial owners, of (i) 18,800,000 shares of Common Stock referred to in Item 4 as the Purchaser Note Conversion Shares and the Purchaser Additional Shares, (ii) 620,000 shares of Second Series Convertible Preferred Stock referred to in Item 4 as the Purchaser Preferred Shares (which are convertible into the 6,200,000 shares of Common Stock referred to in Item 4 as the Purchaser Preferred Conversion Shares), (iii) Tranche A Warrants to acquire 19,444,444 shares of Common Stock that are referred to in Item 4 as the Tranche A Warrant Shares and (iv) an option referred to in Item 4 as the JEDI/Purchaser Option to acquire from JEDI 11,250,000 shares of Common Stock that are referred to in Item 4 as Tranche B Warrant Shares (which Tranche B Warrant Shares may be acquired by JEDI from the Company upon the exercise of Tranche B Warrants).

              Without giving effect to the conversion of the Purchaser Preferred Shares or the exercise of any of the Tranche A Warrants, Tranche B Warrants or the JEDI/Purchaser Option, TAC has acquired the direct beneficial ownership, and AC and Anschutz the indirect beneficial ownership, of 18,800,000 shares of Common Stock, or approximately 39.7% of the outstanding shares of Common Stock.

              After giving effect to the conversion of the Purchaser Preferred Shares and the exercise of all Tranche A Warrants, Tranche B Warrants and the JEDI/Purchaser Option (assuming for such purpose the absence of the restrictions imposed on the conversion or exercise thereof by the Shareholders Agreement), TAC may be deemed to have acquired the beneficial ownership, and AC and Anschutz the indirect beneficial ownership, of 55,694,444 shares of Common Stock, or approximately 66.1% of the shares of Common Stock that would be outstanding after giving effect to the issuance of all such shares.

              TAC and its affiliates, including, without limitation, AC and Anschutz, are subject to certain restrictions on the voting, acquisition and disposition of shares of Common Stock and other equity securities of the


                               Page 10 of 11 Pages

Company. Reference is made to Item 4 (as supplemented by this Amendment No. 1) for a summary of such restrictions, as well as to the Shareholders Agreement attached to this Amendment No. 1 as Exhibit 5, pursuant to which such restrictions have been imposed.

              TAC, AC and Anschutz may be deemed to share the power both to vote and to direct the disposition of the shares of Common Stock and other equity securities of the Company referred to above if and when beneficial ownership thereof is acquired by TAC. Reference is made to Item 4 (as supplemented by this Amendment No.1) for a summary of the transactions pursuant to which TAC may acquire such beneficial ownership.



ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          The information previously furnished in response to this item is supplemented by adding thereto a reference to the following new Exhibit:

          Exhibit 5 Shareholders Agreement dated as of July 27, 1995 between Forest Oil Corporation and The Anschutz Corporation



                               Page 11 of 11 Pages

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 27, 1995
- -------------------------
Date



THE ANSCHUTZ CORPORATION




By /s/ Philip F. Anschutz
   -------------------------------
   Philip F. Anschutz, President

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 27, 1995
- --------------------
Date



ANSCHUTZ COMPANY




By /s/ Philip F. Anschutz
   ------------------------------
   Philip F. Anschutz, President

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 27, 1995
- ----------------------------
Date



By /s/ Philip F. Anschutz
   ------------------------
   Philip F. Anschutz

                                  EXHIBIT INDEX



Shareholders Agreement dated as of July 27, 1995 between   . . . . .  Exhibit 5
Forest Oil Corporation and The Anschutz Corporation


                                     Ex. - 1